INVEST IN **PEGASUS AEROSPACE CORP**

Ture Vertical Take-off and landing hybrid flying car



bepegasus.com   Las Vegas, NV      Technology   Hardware   Transportation   Science & R&D

Highlights

1. 10 units Pegasus E contracted + 39 million worth of indicative orders.

2. Already obtained are 10 core technology patents, and more are under approval.

3. Truly drivable and vertical take-off and landing, no runway required.

4. Hybrid power system, allows up to 3 hours of flight, no range anxiety.

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Featured Investor

 **Tim Wang**
Syndicate Lead   Follow   Invested $70,000 ⓘ

"As a long term investor of Pegasus Aerospace Corp, I trust in the technology and innovation behind the hybrid flying and driving car. The Pegasus team and company leaders have created a polished product and I believe the hybrid car will change the way of transportation. The hybrid car will improve the efficiency of transportation and help to reduce congestion on roads. I am investing in the success of Pegasus Aerospace Corp and I am excited to see what the future holds."

Our Team

 **Michael Yang** Founder, CEO and Director

Graduated from Military Aviation College and trained as a pilot. In 2010, he led UPE to be listed on the ASX SIM VSE . He also excelled in boxing, training two women's world champions in WBA and WBC, and serves as the president of the SPBA.

 **Jacky Yang** Founder, CTO and Director

Jacky earned the title of youngest ever Australian microlight solo pilot at the age of 14, and is a current qualified helicopter pilot. Jacky holds a dual degree in International Relations and Politics from the Australian National University.

 **Peter Schaefer** Structural Engineer

Peter started as a structural aerodynamics design engineer for the Australian Holden Racing Team, winning 10 championships, including 5 at Bathhurst. He also served as a team manager and engineer for the Brabham, Nissan, and Gibson racing teams.



Bob Carlton FAA Certification Advisor

Bob has logged over 2000 flight-hours and holds a commercial pilot certificate. He has flown aircraft world-wide and is the recipient of many awards such as the 2017 Art Scholl Memorial Showmanship Award, and the 2015 Bill Barber Award for Showmanship



Jason Zhou Mechanical Engineer Partner

Jason has partnered with Pegasus for over 10 years, designing and testing custom mechanical components. He leads wing folding and power conversion systems design. Jason has 15+ years in mechanical engineering and a BS from the University USST Shanghai.



Deborah Thomas Financial Expert

Debbie has 30 years of corporate experience in the Asia Pacific with expertise in finance, risk management, systems implementations and project management. She holds master's in information management (U Phoenix) and translation and interpreting (RMIT)



Edward Huntingford External Advisor

An associate partner at Fordham Business Advisors, has a rich background in Australian corporate advisory. Before Fordham, he founded a HK firm aiding Australian businesses in China. Ed provides corporate advisory services to Pegasus.



Dave Sammut Associate / Partner

Holds degrees in science and business with 20 years of R&D experience. An expert in minerals chemistry, he works at Access RnD Tax Solutions, aiding Pegasus with federal grants. Dave has significantly helped Pegasus with the R&D Tax Incentive.



Susan sha Accounting Manager

Susan Sha, a CPA and Registered Tax Agent, 18 years of expertise in accounting, tax, and business advisory. Founder of SJ Accounting Services, she advises high net worth individuals, SMEs, and private clients. She provides accounting service to Pegasus.

Pegasus flying car is a new way of transport and lifestyle. It is not just the future—it's the present within your reach.

Real industry, real technology and a real flying car. With a successful CF round overseas in June 2023, Pegasus flying cars are not mock-ups or models; they are genuine products with a sales track record. Vertical take-off and landing (VTOL), no runway required. Can be parked into any general car park and garage. We are ready to soar with you, above and over those soul-destroying traffic jams.



Since the days of the Jetsons cartoon, the dream of flying cars has captured the public's imagination. Countless concepts and renderings have hyped up the market, but no company has yet delivered on this futuristic promise. While eVTOLs (electric vertical takeoff and landing vehicles) have garnered significant attention, their design complexity and limited battery energy density have raised doubts about their practicality, especially with typical ranges hovering around just 40 minutes.

Pegasus is here to revolutionize this landscape. We are delivering the flying car that people have always dreamed of. Our innovative vehicle combines the vertical takeoff and landing capabilities of a helicopter with the agility and excitement of a sports car, effortlessly drifting around tight corners.

Hybrid power, more than just electric

Pegasus stands out from other eVTOL companies by utilizing our unique hybrid system. While competitors can only fly for about 35 minutes, the Pegasus E has an impressive range of 3 hours. This extended range eliminates range anxiety, offering real-world practicality and significantly broader applications.

Additionally, Pegasus E can fly under current airspace regulations, further enhancing its versatility and market appeal. Just refuel at any gas station, and be ready for your next destination.

Pegasus E



Pegasus Police



Pegasus Sports



Greater potential: real world practicality leads to more possible applications

The police department, border control and emergency services are the few industries where we see Pegasus flying cars providing significant improvement and overall efficiency. Our long range, VTOL and easy refuelling capabilities gives us the edge over other competitors.







What are we trying to resolve

Traffic Congestion: Reducing urban traffic congestion by providing an innovative transportation alternative.

Logistics Transportation: Enhancing logistics efficiency with faster and more flexible transportation options.

Medical Rescue: Facilitating rapid medical rescue operations with quick and reliable aerial mobility.

Traffic Police Patrol: Enabling efficient traffic police patrols and monitoring to improve road safety and response times.

Pegasus aims to alleviate congestion in the constrained two-dimensional world by opening up safe and effective use of the vast amount of three-dimensional airspace available to us,

Pegasus' Competitive Advantages



Globally, there are currently more than 200 companies developing eVTOLs or flying cars. But Pegasus, has the world's only flying car that is truly drivable, is capable flight and Verticle take-off and landing.

Quick to Market with the Best Product

Company	Pegasus Air Taxi	Ehang	Archer	Joby	Lilium
Planned Operation time	2025	2025	2025	2025	2025
Type	Roadable Hybrid VTOL	eVTOL	eVTOL	eVTOL	eVTOL
Roadability	Yes	N/A	N/A	N/A	N/A
Power system	IC+Electric Hybrid	Electric	Electric	Electric	Electric
Range	480km	30km	100km	240km	250km
Max air speed	240kmh	130kmh	240kmh	320kmh	250kmh
Max road speed	100kmh	n/a	n/a	n/a	n/a
Seats	2 seat and 4 seater	2	5	5	2
Charge Time	Not required	120 minutes	33 minutes/ 100 km	60 minutes	30 Minutes

Compared to other flying machines, the Pegasus flying car is 80 per cent less subject to the effects of adverse weather. This is because, with its VTOL capability, the Pegasus flying car can switch to drive mode in strong winds or rain, while utilizing flight mode in normal weather.



With our partners in the US, Pegasus is ready to apply for our next Airworthiness registration with FAA

By April 2023, Pegasus successfully obtained airworthiness certification from the Civil Aviation Safety Authority of Australia (CASA). This certification permits the Pegasus E flying car to operate under current airspace regulations based on specific license conditions. Pegasus plans to replicate this process with the Federal Aviation Administration (FAA) in the United States. This effort will be

greatly facilitated by the bilateral agreement between CASA and the FAA, aiming for a swift completion of the certification process.

Utilize our mature and future technology stack to create the world's best 'Air Ferrari' and Air Taxi Network.

Let's agree on this: it is pointless to design something that requires extensive regulatory changes for operation. Therefore, our design philosophy is to create something familiar to regulatory bodies, currently feasible, but with the capacity to be upgraded and future-proofed. This is what Pegasus is about.

The "Air Ferrari"

Other than elegance, prestige, and high performance, the Pegasus "Air-Ferrari" has immense sales potential in international markets. In the near future, when people think of flying cars, we want Pegasus to be the first name that comes to mind!


PEGASUS

Our current use of hybrid technologies provides us with extensive knowledge of battery energy systems. Therefore, once electric energy becomes sufficient to support fully functional VTOL flights, we can make the transition seamlessly.

At the same time, Pegasus plans to **build autonomous piloting functionality** into its second-generation products. This will play an important role in the establishment of future urban air mobility hubs and will also create significant opportunities for profitable market growth.

Following similar principles, Pegasus is currently a manned aircraft not because we lack faith in autonomous technology, but because it is evident that the government and the market are not yet ready to fully embrace such risks. Additionally, while other companies are still training their new workforce to operate unmanned eVTOLs, Pegasus already has access to a much larger pool of skilled pilots, potentially enabling us to offer commercial flights much quicker.

The Air Taxi


PEGASUS
PEGASUS

Pegasus plans to utilize existing airports or suitable locations in 57 cities across the United States to establish short-haul airports. This strategy aims to create a nationwide air taxi operating network, which is expected to generate significant revenue.

Pegasus Air Taxi Operations Network


Pegasus AirTaxi US Network
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WASHINGTON
MONTANA
NORTH DAKOTA
MINNESOTA
MAINE
OREGON
IDAHO
SOUTH DAKOTA
WISCONSIN
MICHIGAN
NEW YORK
WYOMING
NEBRASKA
IOWA
OHIO
PENNSYLVANIA



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Mobility Taxi Network

Pegasus Air Taxis will specialize in short-haul air transportation between cities, with a service range of 100 miles. We offer two products with capacities of 4 and 12 seats, aiming to establish operational short-haul airports and connect them into a network covering the entire United States, thus becoming a nationwide operator of Pegasus Air Taxis.



Accelerating Success
PEGASUS – ASPIRING TO LEADERSHIP IN THE AAM INDUSTRY
2009
Michael Yang Founds Pegasus
2015
Pegasus S Prototype Developed
2017 2019
Channel 7 Airs News Coverage of Successful Manned Flight
Pegasus E Prototype Developed
2020
Pegasus E earns CASA Airworthiness Certification
Exhibited at Las Vegas CES
2021
10 Unit Pegasus E Order Received
Pegasus E Exhibited at China Air Show
2023
Exhibited Pegasus Police and E at Avalon Air Show
Pegasus Police Flying Car Receives Airworthiness Registration
2023
Successfully Completed First CSF Round (Birchal)
2024
Completed the incorporation of Pegasus Aerospace in Nevada, USA.
Ready to access larger and more lucrative market.
Beginning process of applying for FAA airworthiness certification.
42 R&D MAN YEARS
2 FC MODELS + 3 PROTOTYPES PRODUCED
10 FC UNITS ORDERED
2 FC UNITS NEAR COMPLETION

Our Partnerships- collaborations with focuses on real world applications

Pegasus has established an intention of cooperation with the U.S. DOT Railroad University Transportation Center to develop practical applications for Pegasus flying cars in the U.S. medical transportation and police fields. Additionally, the Nevada government has expressed strong support and a warm welcome for Pegasus to establish its headquarters in Nevada.



LAS VEGAS GLOBAL ECONOMIC ALLIANCE

May 17, 2024

Michael Yang
Founder and CEO
Pegasus Aerospace Corporation
141/45 Gilby Road
Mt. Waverley, Victoria 3149

Dear Michael,

On behalf of the regional development authority for Southern Nevada, I would like to welcome you to our community. We are thrilled that you have chosen to relocate your operation from Victoria, Australia to our region.

Southern Nevada is always on the move. Brimming with innovation and entrepreneurship, we are excited to see what you will bring to our community. Your company is at the forefront of a new and exciting industry, and we believe that Las Vegas and our surrounding communities are the perfect place for you to grow and succeed.

We are committed to providing you with information and connections to support your success. We have a strong business community, a world class workforce, and a government that is supportive of innovation. We are also home to several universities and research institutions, which can provide you with the talent and expertise you need to succeed.

We are confident that you will find Southern Nevada to be a great place to live, work, and play. We have a vibrant culture, a diverse population, and a variety of amenities that make our city a great place to call home.

Sincerely,

Perry Ursem
Senior Vice President of Business Development

UNLV Howard R. Hughes College of ENGINEERING
University of Nevada, Las Vegas

March 7, 2024

Michael Yang
Director and CEO
Pegasus International Inc.
Melbourne, Australia

Dear Mr. Yang,

I am so happy seeing the Pegasus Flying Car at the 2020 CES in Las Vegas, Nevada, U.S.A. It is clear that your flying car is more advanced than other prototypes demonstrated at the CES in the application in personal travel, traffic incident response, policing, and medical emergency response. I still remember the review to my research proposal to the National Science Foundation in 2000: the flying car is the right technology in 50 years. I believe flying car will be a popular mode of transportation and an importation part of integrated transportation system. We will work together to make flying car a part of the daily life of the people in the U.S. and we will be successful in applying the flying cars in the world. Welcome to Las Vegas, Nevada!

Sincerely,

Hualiang (Harry) Teng, Ph.D., Professor
Director, Railroad University Transportation Center
Commissioner of Nevada High Speed Rail Authority

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Causing more than a stir- Our name is being reported around the globe.



Strong Media Profile / Brand Awareness
FLYING CARS
FLYING TO THE FUTURE
SILICON CHIP
PEGASUS ISN'T HORSING AROUND WHEN IT COMES TO FLYING CARS!
AVALON 2023
CES
RECORD CROWDS AT AUST INTL AIRSHOW
birchal

The Team





AAM market worth 1 trillion dollars by 2040



With its mature technology, Pegasus products are at the forefront of being ready
for volume production and sales. By 2030, Pegasus expects to have the capacity to

produce 900 units of the "Air Ferrari" annually, achieving potential revenues of up to USD 270 million(not guaranteed). By 2027, Pegasus also anticipates establishing five dedicated network airports with an estimated network value of as much as USD 150 million(not guaranteed).

Pegasus' Strategic Roadmap



2025
- Complete all contracted E-Class units (10)
- Transition to IFRS accounting
- Strengthen board and governance capabilities
- Build out air taxi (12seats) network operation application process

2026
- Complete a total 30 units Pegasus products
- Develop an intercity Air-Taxi operating network, encompassing related processes, (infrastructure, and service software)
- Begin new round of capital raising

2027
- Once reach listing requirements, Pegasus aims to achieve public company status on NASDAQ
- Establish 5 intercity Air Taxi routes
- Expand production capabilities to meet potential production requirements and demand

(Financial projections cannot be guaranteed)



Through this Wefunder round of financing, the valuation of Pegasus is expected to reach US$110 million. This milestone will play a crucial role in facilitating the next round of capital raising and driving the continued development of Pegasus.



Vision Statement:

Pegasus "Air-Ferrari": is to become the world's leading flying car manufacturing company.

Pegasus Air-Taxi: is to establish a comprehensive air-taxi network, operating across 57 cities and states in the United States.

Join us at Pegasus as we work to create the advanced air mobility blueprint of the future.